Exhibit 99.2

URANIUM ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED APRIL 30, 2022 AND 2021

(Expressed in Canadian dollars unless otherwise stated)

July 27, 2022

Uranium Royalty Corp. Management’s Discussion and Analysis For the year ended April 30, 2022

General

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Uranium Royalty Corp., for the year ended April 30, 2022, should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the years ended April 30, 2022 and 2021, a copy of which is available under the Company’s profile on SEDAR at www.sedar.com.

The Company’s financial statements for the year ended April 30, 2022 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Unless otherwise stated, all information contained in this MD&A is as of July 27, 2022.

Unless otherwise stated, references herein to “$” or “dollars” are to Canadian dollars, references to “US$” are to United States dollars and references to “A$” are to Australian dollars. References in this MD&A to the “Company” and “URC” mean Uranium Royalty Corp., together with its subsidiary, unless the context otherwise requires.

References herein to “U3O8” are to triuranium octoxide, a compound of uranium that is converted to uranium hexafluoride for the purpose of uranium enrichment.

Forward-looking Statements

Certain statements contained in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of securities laws in the United States (collectively, “Forward-Looking Statements”). These statements relate to the expectations of management about future events, results of operations and the Company’s future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words “anticipate”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “target”, “aim”, “pursue”, “potential”, “objective” and “capable” and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date hereof. In addition, this MD&A may contain Forward-Looking Statements attributed to third party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

●   the potential benefits of recent acquisitions;

●   the impacts of the novel coronavirus (“COVID-19”) on the business of the Company and the operators of the projects underlying its interests and the operation thereof;

●   future events or future performance;

●   the impact of general business and economic conditions;

●   future debt levels, financial capacity, liquidity and capital resources;

●   anticipated future sources of funds to meet working capital requirements;

●   future capital expenditures and contractual commitments;

●   expectations respecting future financial results;

●   expectations with respect to the Company’s financial position;

●   expectations regarding uranium prices and the impacts of United States and other governmental policies on uranium demand;

●   expectations regarding supply and demand for uranium;

●   expectations regarding the Company’s business plans, strategies, growth and results of operations;

●   the Company’s dividend policy;

●   conditions, trends and practices pertaining to the uranium industry and other industries in which uranium is used;

●   the financial and operational strength of counterparties;

●   production volumes;

●   mineral resources and mine life;

●   governmental regulatory regimes with respect to environmental matters; and

●   governmental taxation regimes.

With respect to Forward-Looking Statements contained in this MD&A, assumptions have been made regarding, among other things, the following:

Uranium Royalty Corp. Management’s Discussion and Analysis For the year ended April 30, 2022

●   the anticipated impact of completed acquisitions on the Company’s business;

●   market prices of uranium;

●   global economic and financial conditions;

●   demand for uranium;

●   uranium supply;

●   industry conditions;

●   the impacts of the COVID-19 on the business of the Company and the operators of the projects underlying its projects;

●   future operations and developments on the properties in which the Company holds or may hold interests;

●   the ongoing operation of the properties in which the Company holds or may hold uranium interests; and

●   the accuracy of public statements and disclosure, including future plans and expectations, made by the owners or operators of the properties underlying the Company’s interests.

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of, among other things, the risk factors set forth below and included elsewhere in this MD&A:

●   any inability to realize on the benefits of recent acquisitions;

●   dependence on third party operators;

●   risks related to political unrest in Kazakhstan, which could negatively impact the Company’s investment in Yellow Cake plc (“Yellow Cake”) and its option to purchase uranium from Yellow Cake.

●   the Company has limited or no access to data or the operations underlying its interests;

●   risks related to epidemics, pandemics and other health crises including COVID-19;

●   fluctuations in the market prices of the Company’s investments;

●   commodities price risks;

●   risks associated with future acquisitions;

●   effects of competition and pricing pressures;

●   changes in general economic, financial, market and business conditions in the industries in which uranium is used;

●   the impact of COVID-19 on the Company and global markets;

●   risks related to mineral reserve and mineral resource estimates, including rate and timing of production differences from resource and reserve estimates;

●   the impact of project costs on profit based royalties, such as NPIs;

●   risks related to the public acceptance of nuclear energy in relation to other energy sources;

●   alternatives to and changing demand for uranium;

●   the absence of any public market for uranium;

●   changes in the technologies pertaining to the use of uranium;

●   changes in legislation, including permitting and licensing regimes and taxation policies;

●   the Company is dependent on future payments from owners and operators of its royalty and other interests;

●   volatility in market prices and demand for uranium and the market price of the Company’s other investments, including as a result of geopolitical factors such as the ongoing conflict in Ukraine and the political unrest in Kazakhstan;

●   regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located;

●   influence of macroeconomic developments;

●   reduced access to debt and equity capital;

●   risks related to interest rate fluctuations and foreign exchange rate fluctuations;

●   any inability of the Company to execute its growth strategy;

●   any inability to attract and retain key employees;

●   litigation;

●   title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests;

●   excessive cost escalation, as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds or may hold royalties, streams or similar interests;

●   risks associated with First Nations land claims;

●   potential conflicts of interests;

●   any inability to ensure compliance with anti-bribery and anti-corruption laws;

●   any future expansion of the Company’s business activities;

Uranium Royalty Corp. Management’s Discussion and Analysis For the year ended April 30, 2022

●   actual results differing materially from management estimates and assumptions;

●   fluctuations in the value of the Canadian dollar;

●   risks relating to buy-back and similar rights held by the operators of the Company’s interests;

●   royalties, streams and similar interests may not be honoured by operators of a project;

●   any inability of the Company to obtain necessary financing when required on acceptable terms or at all;

●   risks related to the competitive nature of the royalty and streaming business;

●   risks faced by owners and operators of the properties underlying the Company’s interest;

●   any failure to maintain effective internal controls;

●   risks and hazards associated with the business of development and mining on any of the properties in which the Company holds or may hold royalties, streams or similar interests, including, but not limited to, unusual or unexpected geological and metallurgical conditions, slope failures or cave ins, flooding and other natural disasters; and

●   the other risks described under “Risk Factors” in the Company’s Annual Information Form for the year ended April 30, 2022 (the “AIF”) and other filings with the Canadian Regulatory Authorities, copies of which are available under its profile at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking information. Forward-looking information is based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking information if these beliefs, estimates and opinions or other circumstances should change, other than as required by applicable laws. Investors are cautioned against attributing undue certainty to forward-looking information.

The risk factors referenced herein should not be construed as exhaustive. Except as required under applicable laws, the Company undertakes no obligation to update or revise any Forward-Looking Statements. An investment in the Company is speculative and involves a high degree of risk due to the nature of our business and the present state of exploration of our projects.

Please carefully consider the risk factors set out herein under “Risk Factors” noted above.

Third Party Market and Technical Information

This MD&A includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

Except where otherwise stated, the disclosure herein relating to properties underlying the Company’s royalty and other interests is based primarily on information publicly disclosed by the owners or operators of such properties, as is customary for royalty portfolio companies of this nature. Specifically, as a royalty holder, the Company has limited, if any, access to the properties subject to its interests. The Company generally relies on publicly available information regarding these properties and related operations and generally has no ability to independently verify such information, and there can be no assurance that such third party information is complete and accurate. In addition, such publicly available information may relate to a larger property area than that covered by the Company’s interests. Additionally, the Company has, and may from time to time, receive operating information from the owners and operators of these properties, which it is not permitted to disclose to the public.

Business Overview

URC is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium.

The Company’s common shares without par value (the “Common Shares”) are listed on the TSX Venture Exchange (the “TSX-V”) under the symbol “URC” and on the Nasdaq Capital Market (the “NASDAQ”) under the symbol “UROY”. The Company has a class of

Uranium Royalty Corp. Management’s Discussion and Analysis For the year ended April 30, 2022 warrants, each of which is exercisable into one Common Share at an exercise price of $2.00 per share until December 6, 2024 (the “Listed Warrants”), in accordance with their terms, listed on the TSX-V under the symbol “URC.WT”.

The head office and principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

Business Strategy

To date, the Company has assembled a portfolio of royalty interest on uranium projects, physical uranium holdings and a strategic investment in Yellow Cake. The Company also invested in Queen’s Road Capital Investment Ltd. (“QRC”), a financier to the global resource sector. The Company’s long-term strategy is to gain exposure to uranium prices by owning and managing a portfolio of geographically diversified uranium interests, including uranium royalties and streams, debt and equity investments in uranium companies and holding physical uranium from time to time. In executing this strategy, the Company seeks interests that provide it direct exposure to uranium prices, without the direct operating costs and concentrated risks that are associated with the exploration, development and mining of uranium projects.

The Company’s strategy recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector. The Company intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its management team and its board of directors to identify and evaluate opportunities in the uranium industry.

The Company’s primary focus is to identify, evaluate and acquire the following:

●	royalties in uranium projects, pursuant to which the Company would receive payments from operators of uranium mines based on production and/or sales of uranium products;

●

uranium streams, pursuant to which the Company would make an upfront payment to a project owner or operator in exchange for long-term rights to purchase a fixed percentage of future uranium production;

●	off-take or other agreements, pursuant to which the Company would enter into long-term purchase agreements or options to acquire physical uranium products; and

●	direct strategic equity or debt investments in companies engaged in the exploration, development and/or production of uranium.

Such interests may be acquired by the Company directly from the owner or operator of a project or indirectly from third-party holders. The Company may also seek to acquire direct joint venture or other interests in existing uranium projects, where such interests would provide the Company with exposure to a project as a non-operator or where the Company believes there is potential to convert such interests into royalties, streams or similar interests. In evaluating potential transactions, the Company utilizes a disciplined approach to manage its fiscal profile.

The Company also acquires physical uranium inventories from time to time, where it believes there is an opportunity to provide attractive commodity price exposure to shareholders. Such purchases may be made pursuant to its existing option under its strategic relationship with Yellow Cake or by other means, including direct purchases from producers or market purchases. See “Recent Developments”.

Market Overview

The principal end users and the largest purchasers of uranium are utility companies. As there is no regulated or underwritten market for uranium, a substantial percentage of such utilities’ uranium supply is sourced from long-term contracts, with the balance purchased on the spot market. Spot market purchases are defined as purchases for delivery within one year. While long-term contract prices may be obfuscated by privacy agreements or pricing terms, such as ceilings, floors and escalations, the market has some visibility on prices in the uranium spot market where there are other active parties, including traders, financial institutions and producers. Uranium spot and long-term prices are published regularly by certain data sources, including UxC LLC and TradeTech LLC.

During the year ended April 30, 2022, uranium prices averaged US$42.56 per pound U3O8, representing an approximate 39.9% increase compared to the average price of US$30.43 per pound U3O8 in fiscal year 2021. As at April 30, 2022, the uranium price was US$53.00 per pound U3O8, representing an approximate 85.0% increase from April 30, 2021 when the price was US$28.65 per pound U3O8 (Source: UxC LLC Ux Month-End Price).

Uranium Royalty Corp. Management’s Discussion and Analysis For the year ended April 30, 2022

Global Market Developments

Over the past few years, the global uranium market fundamentals have been improving as the market transitions from an inventory-driven to more of a production-driven market. The spot market has been rebounding, since reaching a low in November 2016 at approximately US$17.75 per pound U3O8 and recently registered US$47 per pound U3O8 on July 26, 2022 (Source: UxC LLC Ux U3O8 Daily Price). Production curtailments, and mine closures from several global producers and COVID-19 related shutdowns, have lowered annual uranium production from approximately 141 million pounds in 2019 to about 134 million pounds expected in 2022 (Source: UxC LLC 2022 Q2 Uranium Market Outlook). Supply and demand projections show a structural deficit between production and utility requirements in 2022 to be above 70 million pounds and for this deficit to grow to total approximately 440 million pounds through 2032 (Source: UxC LLC 2022 Q2 Uranium Market Outlook). The current gap is being filled through secondary market sources, including finite existing inventories that are being depleted and are projected to further decline in coming years as a result of this gap between supply and demand. As secondary supplies diminish, we expect new production will be needed to meet utility demand and will require higher prices to stimulate new mining activity with market prices still below incentive prices for many producers to bring on new production. Most recently, the Russian invasion of Ukraine in 2022 has caused various Western utilities to further explore alternative supply sources that could potentially accelerate new Western production and possibly bifurcate markets between Western and the Commonwealth of Independent States supply.

On the demand side of the equation, the global nuclear energy industry continued its robust growth in the current year, with 63 new reactors connected to the grid since 2013 and another 56 reactors under construction as of June 2022 (Source: International Atomic Energy Association Power Reactor Information System and World Nuclear Association June 2022). In the 2021 edition of the World Energy Outlook, the International Energy Agency’s “Stated Policies Scenario” projected installed nuclear capacity growth of over 26% from 2020 to 2050 (reaching about 525 GWe). Additional upside market pressure also appears to be emerging as utilities finally return to a longer-term contracting cycle to replace expiring contracts, something the market has not experienced for several years. Over the past two years, financial entities, including the Company, and various producers have been purchasing significant quantities of drummed uranium inventory, further removing excess supplies that will likely not re-enter the market unless bundled in longer term contracts at higher prices.

Russia’s recent invasion of Ukraine has highlighted the vulnerability of uranium sourced from major Russian suppliers in Western markets. Almost 60% of the uranium required to fuel the United States’ commercial reactors, which are estimated to produce approximately 20% of U.S. electricity supply, are currently sourced from Russia, Kazakhstan and Uzbekistan (Source: U.S. EIA Uranium Marketing Annual Report, May 2022). The threat of Russian pre-emptive export sanctions, or American and European import bans, has caused additional upward pressure on uranium prices with spot prices reaching the mid US$60 level earlier in 2022.

Recent Developments

Investment in QRC

On February 24, 2022, the Company invested $5.5 million in QRC, a company listed on TSX-V, by subscribing for 8,593,750 common shares of QRC at a price of $0.64 per common share in a private placement. QRC is a resource-focused investment company and a financier making investments in privately held and publicly traded resource companies. The Company believes that the investment is complementary to its core mandate and builds on an important relationship, with potential synergies, in the resource space.

Margin Loan

On May 7, 2021, as amended on June 21, 2021 and December 13, 2021, the Company established a margin loan facility for a maximum amount of $18.6 million (US$15.0 million) (the “Facility”) with the Bank of Montreal. The margin loan is subject to an interest rate of 3-month USD LIBOR plus 5.50% per annum and the unutilized portion of the Facility is subject to a standby fee of 2.50% per annum. In addition, the Company paid a one-time facility fee equal to 1.25% of the Facility.

The Facility is secured by a pledge of all the shares of Yellow Cake held by the Company. The Facility matures on May 5, 2023, unless repaid earlier, and is subject to customary margin requirements and share price triggers. The Company may voluntarily repay the outstanding amount during the term of the Facility.

Uranium Royalty Corp. Management’s Discussion and Analysis For the year ended April 30, 2022

As at April 30, 2022, approximately $12.7 million (US$10.2 million) of the Facility was drawn down by the Company. Subsequent to April 30, 2022, the Company made an additional drawdown of $3.9 million (US$3.0 million) and a partial principal repayment of $1.7 million (US$1.3 million).

Acquisition of Royalties and Royalty Option

On May 7, 2021, pursuant to an amended and restated royalty purchase agreement dated effective February 10, 2021 with Reserve Minerals Inc. and Reserve Industries Corp., the Company acquired: (i) a 1% gross overriding royalty on an approximate 9% share of uranium production derived from an approximate 30.195% ownership interest of Orano Canada Inc. (“Orano”) on the McArthur River Project located in Saskatchewan, Canada; (ii) a 10% to 20% sliding scale net profits interest (an “NPI”) royalty on a 3.75% share of overall uranium production, drawn from Orano’s approximate 40.5% ownership interest in the Waterbury Lake / Cigar Lake Project (the “Waterbury Lake / Cigar Lake Project”) located in Saskatchewan, Canada; and (iii) an option to purchase the 20% NPI on a 7.5% share of overall uranium production from the project lands that comprise the early exploration stage Dawn Lake Project, which are adjacent to portions of the Waterbury Lake / Cigar Lake Project. For both the Waterbury Lake / Cigar Lake royalty and Dawn Lake royalty option, the royalty rate adjusts to 10% in the future upon production of 200 million pounds from the combined royalty lands of the Dawn Lake and Waterbury Lake / Cigar Lake Projects. Please refer to the AIF for further information regarding these royalties and the underlying projects.

The purchase consideration of $16.4 million was satisfied by a cash payment of $12.3 million and the issuance of 970,017 Common Shares.

Pursuant to a royalty purchase agreement dated effective March 30, 2022, the Company acquired an additional 1% gross royalty interest on the Lance uranium project located in Wyoming, USA. The Lance Project is operated by Strata Energy Inc., a wholly owned subsidiary of Peninsula Energy Ltd. (“Peninsula”). The consideration paid by the Company was $1.6 million (US$1.25 million) in cash.

$25 Million Bought Deal Offering

On May 20, 2021, the Company completed a public offering by way of short form prospectus of 6,100,000 Common Shares (the “Offered Shares”) at a price of $4.10 per Offered Share (the “Offering Price”) for gross proceeds of approximately $25.0 million (the “Bought Deal Offering”). Pursuant to an underwriting agreement dated May 10, 2021, among the Company and the underwriters, the Company granted the underwriters an option, exercisable at the Offering Price for a period of 30 days following the closing of the public offering, to purchase up to an additional 15% of the number of Offered Shares sold under the public offering to cover over-allotments, if any. The underwriters did not exercise the over-allotment option and it expired on June 18, 2021.

In connection with the offering, Uranium Energy Corp. (“UEC”) purchased 1,000,000 Offered Shares, representing 16.39% of the number of Offered Shares, on the same terms as the public offering.

At-the-Market Equity Program

On August 18, 2021, the Company entered into an equity distribution agreement with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Canaccord Genuity Corp., Canaccord Genuity LLC, Paradigm Capital Inc., TD Securities Inc., and TD Securities (USA) LLC (collectively, the “Agents”), for an at-the-market equity distribution program (the “ATM Program”).

Pursuant to the ATM Program, the Company may distribute up to US$40 million (or the equivalent in Canadian dollars) of its Common Shares (the “ATM Shares”). The ATM Shares sold under the ATM Program, if any, will be sold at the prevailing market price on the TSX-V or the NASDAQ, as applicable, at the time of sale. Unless earlier terminated by the Company or the Agents as permitted therein, the ATM Program will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$40 million (or the equivalent in Canadian dollars); or (b) September 1, 2022.

During the year ended April 30, 2022, a total of 6,175,771 Common Shares were distributed by the Company under the ATM Program through the facilities of the TSX-V and NASDAQ for gross proceeds of $35.2 million, of which approximately $5.6 million (representing net proceeds of $5.5 million) was raised in Canadian dollars and US$23.5 million ($29.6 million) (representing net proceeds of US$23.0 million) ), at an average selling price of US$4.55 per Common Share, was raised in United States dollars , and the Agents were paid

Uranium Royalty Corp. Management’s Discussion and Analysis For the year ended April 30, 2022 aggregate commissions on such sales of approximately $0.1 million and US$0.6 million (representing 2.50% of the gross proceeds of the ATM Shares sold).

The Company issued a total of 2,518,916 Common Shares for gross proceeds of $13.7 million under the ATM Program in the three months ended April 30, 2022. During the period since the year ended April 30, 2022 and ended the date hereof, the Company has distributed a further 1,062,248 ATM Shares under the ATM Program through the facilities of the TSX-V and NASDAQ for gross proceeds of approximately $3.9 million, consisting of $864 (representing net proceeds of $842) and US$2.4 million, (representing net proceeds of US$2.3 million, at an average selling price of $3.64 per Common Share, and the Agents were paid aggregate commissions on such sales of approximately $22 and US$59,000 (representing 2.50% of the gross proceeds of the ATM Shares sold).

Physical Uranium

During the year ended April 30, 2022, the Company purchased 1,100,000 pounds of physical uranium at a weighted average cost US$45.14 per pound U3O8. The Company purchased 100,000 pounds of U3O8 at US$58.68 per pound U3O8 for a total cost of $7.5 million during the three months ended April 30, 2022. On May 20, 2022, the Company purchased 100,000 pounds of uranium at US$58.47 per pound U3O8 for $7.5 million.

On November 17, 2021, the Company entered into agreements with CGN Global Uranium Ltd (“CGN”), pursuant to which the Company agreed to purchase an aggregate 500,000 pounds of physical uranium at a weighted average price of US$47.71 per pound U3O8 for a total of approximately $30.6 million. CGN will deliver 300,000 pounds of physical uranium on October 20, 2023, 100,000 pounds of physical uranium on June 14, 2024, and 100,000 pounds of physical uranium on April 2, 2025. Payment for these purchases will be made by the Company in October 2023, June 2024 and April 2025.

Properties Underlying Company Interests

The following is a description of selected recent developments respecting the properties in which the Company holds royalties during the year ended April 30, 2022.

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Cigar Lake – In December 2020, Cameco Corporation (“Cameco”) announced that it had suspended operations at Cigar Lake due to impacts from COVID-19 on the operations workforce and stakeholder communities. Cameco announced on May 7, 2021, that production at the Cigar Lake mine resumed, with the first shipment of ore sent to the McClean Lake mill at the end of April. See “COVID-19 Pandemic”.

In Cameco’s management’s discussion and analysis for the three and six months ended June 30, 2021, Cameco disclosed that it was granted a renewal of the Canadian Nuclear Safety Commission license for Cigar Lake mine. Such license is valid until June 30, 2031.

In Cameco’s management’s discussion and analysis for the year ended December 31, 2021, Cameco stated a total of 12.2 million pounds (100% basis) of production from the Cigar Lake operation in 2021. Unplanned disruptions at the mine as a precaution due to COVID-19 resulted in production for the year being about 6 million pounds below annual licensed capacity. Cameco also stated updated production plans for the Cigar Lake operation, indicating a reduction in the anticipated annual rate of production for 2022 from the previously anticipated 18 million pounds U3O8 of production to 15 million pounds U3O8 (100% basis) as part of Cameco’s new supply discipline strategy. Cameco has stated it plans to further reduce the rate of production starting in 2024 to a targeted annual production rate of 13.5 million pounds (100% basis), which is about 45% below productive capacity of the mine. Cameco has stated that extending the mine life at Cigar Lake by aligning production with the market opportunities and Cameco’s contract portfolio is consistent with its tier-one strategy and is expected to allow more time to evaluate the feasibility of extending the mine life beyond the current reserve base while continuing to supply ore to Orano’s McClean Lake mill. Cameco states that this plan will remain until there are further improvements in the uranium market and contracting progress.

In Cameco’s management’s discussion and analysis for the three months ended March 31, 2022, it disclosed its share of total production from Cigar Lake over the period was 1.9 million pounds, and further reported that production at Cigar Lake for fiscal year 2022 was expected to be 15.0 million packaged pounds (100% basis), of which Cameco’s share is expected to be 7.5 million pounds.

Uranium Royalty Corp. Management’s Discussion and Analysis For the year ended April 30, 2022

Cameco disclosed in a news release dated May 19, 2022 that Cameco and Orano had closed the deal to increase their stake in the Cigar Lake Joint Venture by acquiring Idemitsu Canada Resources Ltd.’s 7.875% participating interest. This increased Cameco’s ownership stake to 54.547% and Orano’s ownership stake to 40.453%. TEPCO Resource Inc. retains the remaining 5% interest in the property. This change in Orano’s equity does not affect the Company’s current royalty value on the Cigar Lake Project. The NPI royalty remains applicable on a 3.75% share of overall uranium production but is simply drawn from Orano’s increased ownership stake.

As a profit-based NPI interest, this royalty is calculated based upon generated revenue, with deductions for certain expenses and costs, which include cumulative expense accounts, including development costs. As such and given the significant amount of expenditures made in developing the existing operations at the Cigar Lake mine, the Cigar Lake royalty will only generate revenue to the Company after these significant cumulative expenses are recovered. The reduction in expected production at the mine under Cameco’s updated production plan is expected to delay future cash flows under the Company’s royalty interest over the short-term.

Cameco’s management’s discussion and analysis for the year ended December 31, 2021 disclosed an updated NI 43-101 ore reserves, with proven reserves of 95.0 million pounds of U3O8 (271.0 thousand tonnes at an average grade of 15.90% U3O8) and probable reserves of 57.4 million pounds of U3O8 (177.5 thousand tonnes at an average grade of 14.67% U3O8). The updated ore reserve was estimated by Cameco using a metal price assumption of US$50/lb U3O8 and is based on an exchange rate of US$1.00 to $1.25. Ore reserves are reported on a 100% ownership basis.

Cameco also disclosed an updated mineral resource estimate for the Cigar Lake operation with measured resources of 4.5 million pounds of U3O8 (26.8 thousand tonnes at an average grade of 7.55% U3O8) and indicated resources of 99.3 million pounds of U3O8 (313.3 thousand tonnes at an average grade of 14.37% U3O8). The measured and indicated U3O8mineral resources disclosed by Cameco do not include those mineral resources modified to produce the ore reserves (as reported above) and are reported on a 100% ownership basis.

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McArthur River – In Cameco’s management’s discussion and analysis for the year ended December 31, 2021, Cameco stated updated plans for the re-start of the McArthur River operation, disclosing potential production of up to 5.0 million pounds (100% basis) of U3O8 in 2022. In addition, Cameco stated that it currently plans to ramp up to 15.0 million pounds (100% basis) in annual production by 2024, 40% below the licensed capacity of the Key Lake mill (25 million pounds per year). Cameco states it will remain the production plan for the McArthur River operation until there is further improvement in the uranium market and contracting progress. Cameco states that there is a potential for the COVID-19 pandemic and related supply chain challenges to impact the availability of materials, reagents and labour, which could not only impact 2022 production but could also introduce risk to production in 2023. In addition, Cameco has stated additional risks in that, with the extended period of time the assets were on care and maintenance, there is increased uncertainty regarding the timing of a successful ramp up to planned production and the associated costs. In addition, Cameco disclosed that its collective agreement with the United Steelworkers local 8914 expires in December 2022. Cameco has stated that it plans to begin contract negotiations prior to the expiration of the current agreement. There is a risk to the ramp up to planned production if Cameco is unable to reach agreement and there is a labour dispute.

The effects of Cameco’s updated production plan on the potential value of the Company’s royalty depends primarily on the contract pricing of the operation in the future, as reduction of near-term production decreases the near-term revenue, but may potentially be offset by the opportunity of selling a higher volume in the future at projected higher contract prices.

Cameco’s management’s discussion and analysis for the year ended December 31, 2021 disclosed an updated NI 43-101 ore reserves for the McArthur River operation, with proven reserves of 328.9 million pounds of U3O8 (2139.6 thousand tonnes at an average grade of 6.97% U3O8) and probable reserves of 65.1 million pounds of U3O8 (575.1 thousand tonnes at an average grade of 5.13% U3O8). The updated ore reserve was estimated by Cameco using a metal price assumption of US$50/lb U3O8 and is based on an exchange rate of US$1.00 to $1.25. Ore reserves are reported on a 100% ownership basis.

Cameco also disclosed an updated mineral resource estimate for the McArthur River operation with measured resources of 5.3 million pounds of U3O8 (91.7 thousand tonnes at an average grade of 2.63% U3O8) and indicated resources of 3.7 million pounds of U3O8(74.5 thousand tonnes at an average grade of 2.26% U3O8). The measured and indicated U3O8 mineral resources do not include those mineral resources modified to produce the ore reserves (as reported above) and are reported on a 100% ownership basis.

Uranium Royalty Corp. Management’s Discussion and Analysis For the year ended April 30, 2022

●

Langer Heinrich – In a release dated November 4, 2021, Paladin Energy Ltd. (“Paladin”) announced an update to the Langer Heinrich Restart Plan and indicated that the restart work technical programs are now complete. Paladin disclosed that the restart of the Langer Heinrich Mine will only be considered upon it securing additional long-term contracts with sufficient duration and value to underpin an appropriate return to stakeholders, and it will not be providing guidance on the hurdle price required to support a decision to restart the mine. Paladin also disclosed an updated mineral resource and ore reserve estimates for the Langer Heinrich mine. Paladin disclosed that the update confirms the restart cost estimate of US$81 million and a 17-year mine life supported by ore reserves of 84.8 million tonnes with an average U3O8 grade of 448ppm. The life of mine production target increased to 77.4 million pounds of U3O8 (previously 76.1 million pounds). The estimated life of mine C1 costs have been updated to US$27.40/lb (previously US$26.90/lb), primarily due to increased estimated contract mining rates. Paladin has also confirmed an estimated project execution timeframe of 18 months from project commencement to first production, with full production achieved after a further 15 months.

The restart plan update included a JORC(1) compliant mineral resource estimate for the Langer Heinrich Mine with measured resources of 78.6 million pounds of U3O8 (79.1 million tonnes at an average grade of 0.045% U3O8) and indicated resources of 19.5 million pounds of U3O8(23.5 million tonnes at an average grade of 0.0375% U3O8). It further reports additional measured resources in medium-grade stockpiles totaling 7.1 million pounds of U3O8 (6.3 million tonnes at an average grade of 0.051% U3O8) and low-grade stockpiles totaling 14.5 million pounds of U3O8 (20.2 million tonnes at an average grade of 0.0325% U3O8). A 200ppm U3O8 cut-off was applied to in-situ mineral resources - 250ppm U3O8 cut-off was applied to stockpiles at the time of mining. Mineral resources are reported on a 100% ownership basis, of which Paladin has a 75% interest. The measured and indicated U3O8 mineral resources are inclusive of those mineral resources modified to produce the ore reserves (as reported below). Such resource estimate was reported on a depleted basis to June 30, 2018. The restart plan update also stated updated ore reserves, with proved reserves of 52.0 million pounds of U3O8 (48.3 million tonnes at an average grade of 0.0488% U3O8) and probable reserves of 10.2 million pounds of U3O8 (10.0 million tonnes at an average grade of 0.0464% U3O8). Paladin further reports additional proved reserves in stockpiles totaling 21.6 million pounds of U3O8 (26.5 million tonnes at an average grade of 0.0369% U3O8). Ore reserves are reported on a dry basis. Proved ore reserves are inclusive of ore stockpiles. 250ppm cut-off applied. The updated ore reserve is estimated using a metal price assumption of US$50/lb U3O8. Tonnage figures have been rounded and may not add up to the totals quoted. Ore reserves reported on a 100% ownership basis, of which Paladin has a 75% interest.

In an announcement dated July 19, 2022, Paladin announced that their board of directors had made the decision to return the mine to production, with first volumes targeted for the March quarter of calendar year 2024. It further stated that total project capital expenditure had increased to US$118 million on a 100% project basis, (previous guidance of US$87 million), primarily driven by recent inflationary pressures across the project supply chain, brought forward power and water infrastructure works and increased owners team costs.

(1) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, The JORC Code 2012 Edition, Effective 20 December 2012, mandatory from 1 December 2013. Prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).

●

Lance – In a news release dated February 26, 2021, Peninsula announced that three full-scale in-situ recovery test patterns were operating in a previously unmined area of Mine Unit 1 on the Ross portion of the project. All three patterns are stated as operating at planned flow rates of 75 gallons per minute. One pattern has successfully reached the designed pH of 2.0, but the other two patterns are taking longer than expected to reach the target pH level, having reached a pH of 4.0. The units had not shown significant issues with fine solids generation in the production stream. Peninsula indicated it would continue to run the field demonstration, with an expected test timeline of 18 to 24 months. Peninsula further announced in a news release dated May 17, 2021 that the company continued refinements to the low-Ph field demonstration testing and were now seeing the results of changes instituted in April 2021, including adjustments to the well pattern and oxygenation. In a news release dated April 13, 2021, Peninsula announced activation of the pilot ion exchange circuit, though uranium grades were not sufficiently high yet to allow significant uranium recovery.

On February 17, 2022, Peninsula announced a budget of US$3.4 million had been allocated for the low-pH in-situ recovery (“ISR”) transition program, including operational readiness activities on the Ross portion of the project at Mine Units 1 and 2, commencement of drilling activities at Mine Unit 3, and front-end engineering and design for low pH ISR process modifications.

Uranium Royalty Corp. Management’s Discussion and Analysis For the year ended April 30, 2022

On May 4, 2022, Peninsula announced that it had received approval for the license amendment application to the Wyoming Department of Environmental Quality to authorize use of several different oxides in conjunction with the low pH lixiviants used in the uranium extraction process.

In Peninsula’s March 2022 Quarterly Activity Report, Peninsula stated that an updated Feasibility Study is expected to be completed in the third quarter of 2022 and that preparatory work continued on the start of low pH ISR operations.

●

Dewey-Burdock – In a news release dated September 7, 2021, Azarga Uranium Corp. (“Azarga”) announced that it had entered into a definitive agreement with enCore Energy Corp. (“enCore”) whereby enCore will acquire all the issued and outstanding common shares of Azarga pursuant to a court-approved plan of arrangement. In a news release dated November 16, 2021, Azarga stated that the shareholders of Azarga have approved the plan of arrangement. In addition, they stated that closing of the plan of arrangement is subject to the receipt of applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature, including, without limitation, the final stock exchange approval.

In a news release dated February 14, 2022, enCore announced that the U.S. Nuclear Regulatory Commission had accepted the change of control of the Source and By-Product Materials License from Azarga to enCore.

●

Slick Rock – In a news release dated June 8, 2022, Anfield Energy Inc. (“Anfield”) announced that it had completed the settlement of indebtedness with UEC. As part of the settlement, an asset swap was completed where Anfield acquired UEC’s interest in the Slick Rock uranium-vanadium property located in San Miguel County, Colorado.

●

Russell Lake/Russell Lake South – In a news release dated May 19, 2022, Skyharbour Resources Ltd. (“Skyharbour”) announced it had entered into an Option Agreement with Rio Tinto Exploration Canada Inc. (“RTEC”), a wholly owned subsidiary of Rio Tinto Limited (“Rio Tinto”), to acquire up to 100% of the Russell Lake uranium project. Skyharbour, as operator, can earn an initial 51% interest in the property by paying $508,200 in cash, issuing 3,584,014 common shares to RTEC, and funding $5,717,250 in exploration on the Russell Lake uranium project, inclusive of a 10% management fee to Skyharbour, over a period of 3 years. Skyharbour has a second option to earn an additional 19% interest for a total of 70%, and a further possible option to obtain the remaining 30% interest in the Russell Lake uranium project for an undivided 100% ownership interest. The Company currently owns a 1.9701% net-smelter return royalty on 23 of the 26 claims that currently comprise the exploration project.

●

Anderson – In July 2022, UEC filed the Anderson SEC Technical Report Summary with an updated mineral resource estimate. The mineral resource estimate disclosed in the Anderson SEC Technical Report Summary included an Extractable Indicated Resource of 32.055 million pounds eU3O8 (16.175 million tonnes at grade of 0.099 eU3O8). Mineral resources were estimated separately for each mineralized zone.

In its annual report on Form 10-K for the year ended July 31, 2021, UEC disclosed that it had not conducted any drilling to date on the Anderson Project.

COVID-19 Pandemic

The Company continues to closely monitor the ongoing COVID-19 pandemic.

Given the nature of the Company’s operations, the pandemic has had relatively little direct impact on the Company’s day-to-day operations. However, restrictions and measures instituted by various governments around the world have significantly reduced the ability of the Company’s personnel and advisors to travel and visit projects in connection with the review of potential acquisitions.

The COVID-19 pandemic and related restrictions and supply chain disruptions may impact the operators of the projects underlying the Company’s interests, including by resulting in delays in planned exploration and development activities and production delays or suspensions. To date, certain operators of the projects in which the Company holds interests have announced impacts to the operations underlying the Company’s interests. Cameco disclosed in its management’s discussion and analysis for the 2021 calendar year that the Cigar Lake Mine was suspended for four months starting in December 2020 due to increased risks posed by COVID-19. As a result of the suspensions in production caused by COVID and a forest fire, Cameco has also experienced delays and deferrals in project work, including lower capital expenditures, which introduces potential risk to the production rate in 2022. Furthermore, the potential for supply chain impacts on construction materials, equipment and labour remains uncertain and could further exacerbate production risk in 2022 and future years.

In its 2021 annual report for the year ended June 30, 2021, Paladin stated that five employees at the Langer Heinrich mine tested positive for COVID-19 during the year, but that all employees had recovered and returned to work. In its Quarterly Report for the three months ending December 31, 2021, Paladin reported that three employees at the Langer Heinrich Mine tested positive to COVID-19 during the quarter and have since fully recovered. No additional cases were announced in Paladin’s Quarterly Report for the three months ended March 31, 2022. Paladin continued to maintain appropriate protocols across all locations to minimise the potential transmission of COVID-19.

Uranium Royalty Corp. Management’s Discussion and Analysis For the year ended April 30, 2022

To date, other than as disclosed herein, most of the operators of the projects underlying the Company’s interests have not disclosed any material impact from the COVID-19 pandemic on the projects underlying such interests. However, many of such operators have disclosed cost-cutting measures and operational changes to protect employees, with many operators enacting remote working protocols.

Asset Portfolio

Royalties

The table below sets out the Company’s principal uranium royalty interests as at the date hereof:

Project	Operator	Location	District	Type of Royalty
Royalties
McArthur River(1)	Cameco	SK, Canada	Athabasca Basin	1% Gross Overriding Royalty
Cigar Lake / Waterbury Lake(1)	Cameco / Orano	SK, Canada	Athabasca Basin	10% to 20% sliding scale Net Profits Interest
Roughrider(3)	Rio Tinto	SK, Canada	Athabasca Basin	1.9701% Net Smelter Returns
Langer Heinrich	Langer Heinrich Uranium (Pty) Ltd.	Namibia, Africa	Central Namib Desert	A$0.12 per kg U3O8 Production Royalty
Michelin	Paladin	NFLD, Canada	Central Mineral Belt of Labrador	2.0% Gross Revenues Royalty
Reno Creek(1)	UEC	WY, USA	Powder River Basin	0.5% Net Profits Interest
Church Rock	Laramide Resources Ltd.	NM, USA	Grants Mineral Belt	4.0% Net Smelter Returns
Dewey-Burdock(1)	enCore	SD, USA	Black Hills Uplift	30% Net Proceeds
Lance	Peninsula	WY, USA	Powder River Basin	4.0% Gross Revenues Royalty(1) 1.0% Gross Revenues Royalty
Roca Honda(1)	Energy Fuels Inc.	NM, USA	Grants Mineral Belt	4.0% Gross Revenues Royalty
Anderson	UEC	AZ, USA	Date Creek Basin	1.0% Net Smelter Returns
Slick Rock	Anfield	CO, USA	Uravan Mineral Belt, Paradox Basin	1.0% Net Smelter Returns
Workman Creek	UEC	AZ, USA	Sierra Ancha / Apache Basin	1.0% Net Smelter Returns
Russell Lake and Russell Lake South(3)	Skyharbour	SK, Canada	Athabasca Basin	1.9701% Net Smelter Returns
Royalty Option
Dawn Lake(1)(2)	Cameco	SK, Canada	Athabasca Basin	10% to 20% sliding scale Net Profits Interest

Notes:

(1)	The royalty does not apply to the entirety of the project.
(2)

The Company holds an option to purchase the royalty on a portion of overall uranium production from the project lands. The royalty rate adjusts to 10% in the future upon production of 200 million pounds from the combined royalty lands of the Dawn Lake and Waterbury Lake / Cigar Lake projects.

(3)	The royalties on the Roughrider project and Russell Lake and Russell Lake South projects are represented by the same royalty instrument.

Strategic Investment in Yellow Cake plc

Since 2018, URC has been a shareholder of Yellow Cake, a company listed on the AIM that purchases and holds physical uranium. The Company holds approximately 7.0 million ordinary shares of Yellow Cake, representing approximately 3.8% of the outstanding shares of Yellow Cake as of the date hereof. The long-term strategic relationship between the Company and Yellow Cake includes, among other things:

●

Option to Purchase U3O8: Yellow Cake granted URC an option to acquire between US$2.5 million and US$10 million of U3O8 per year between January 1, 2019, and January 1, 2028, up to a maximum aggregate amount of US$31.25 million worth of U3O8. If URC exercises this option, Yellow Cake will, in turn, exercise its rights under its agreement with JSC National

Uranium Royalty Corp. Management’s Discussion and Analysis For the year ended April 30, 2022

Atomic Company (“Kazatomprom”) to acquire the relevant quantity of U3O8 from Kazatomprom and sell such quantity of U3O8 to the Company at a price which is consistent with Yellow Cake’s agreement with Kazatomprom. During the year ended April 30, 2021, the Company exercised its option to acquire 348,068 pounds of U3O8 from Yellow Cake at US$28.73 per pound U3O8. No purchases occurred under this arrangement during the year ended April 30, 2022. See “Recent Developments”.

●

Future Royalty and Streaming Opportunities: Yellow Cake has agreed to inform URC of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and URC has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly.

●

Physical Uranium Opportunities: URC has agreed to inform Yellow Cake of potential opportunities that it identifies in relation to the purchase and taking delivery of physical U3O8 by URC. If such opportunities are identified, the parties will work together in good faith to negotiate, finalize and agree upon the terms of a strategic framework that is mutually agreeable from a commercial standpoint for both parties (including as to form and consideration) and a potential participation by Yellow Cake with URC in such opportunities.

Furthermore, URC and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors. On July 1, 2022, Yellow Cake disclosed that its total holdings of U3O8 was 18.81 million pounds. (Source: Yellow Cake plc).

As a result of purchases from Yellow Cake and other third-party purchases under its uranium purchase strategy, the Company currently holds 1.55 million pounds of U3O8, which it acquired at an average cost of US$42.31, with an additional 0.50 million pounds under contract to be delivered between 2023 and 2025 at a weighted average price of US$47.71.

In February of 2022, Russia commenced a military invasion of Ukraine. In response, governments in the United States, the European Union, the United Kingdom, Canada and others imposed financial and economic sanctions on certain industry segments and various parties in Russia. While the threat of such sanctions, import bans and other changes in trade patterns resulting from the political unrest and war in Ukraine are expected to positively impact demand for North American uranium, it may adversely impact demand for uranium produced in Kazakhstan and increase regional trade and logistical barriers, which could negatively impact the Company’s investment in Yellow Cake. The Company will continue to monitor the conflict including the potential impact of financial and economic sanctions on the global economy and particularly on the economy of Kazakhstan. Although the Company has no operations in Russia or Ukraine, the destabilizing effects of the war in Ukraine could have other adverse effects on our business.

Overall Performance

For the year ended April 30, 2022, the Company incurred a net loss of $4.3 million compared to a net loss of $1.4 million for the previous fiscal year. As at April 30, 2022, the Company had working capital (current assets less current liabilities) of $133.5 million.

Trends, events and uncertainties that are reasonably likely to have an effect on the business of the Company include developments in the global and American uranium markets, as well as general uranium market conditions, impact of the conflict in Ukraine and the ongoing effects of the COVID-19 pandemic on owners and operators of the properties underlying the Company’s interests, as discussed elsewhere in this MD&A.

Selected Annual Information

The following sets forth selected annual financial information for the Company for the three most recently completed fiscal years:

	April 30,
(in thousands of dollars, except per share amounts)	2022	2021	2020
Total revenue	—	—	—
Net loss	4,257	1,377	2,701
Net loss per share, basic and diluted	0.05	0.02	0.05
Dividends	—	—	—
Total assets	178,173	76,183	70,654
Total non-current financial liabilities	13,051	40	40

Uranium Royalty Corp. Management’s Discussion and Analysis For the year ended April 30, 2022

The increase in total assets from $76.2 million as at April 30, 2021 to $178.2 million as at April 30, 2022 was primarily attributed to the increase in the fair value of short-term investments of $16.2 million, purchase of inventories of $62.6 million and investment in royalties and royalty options of $13.8 million which were mainly financed by the net proceeds derived from the Bought Deal Offering and ATM Shares sold under the ATM Program, offset by a decrease in cash of $2.8 million.

The increase in total assets from $70.7 million as at April 30, 2020 to $76.2 million as at April 30, 2021 was primarily attributed to an increase in inventories of $12.4 million, offset by a decrease in cash and cash equivalents of $4.6 million used to fund the operations and purchase of inventories, and a decrease in royalties of $1.7 million due to foreign currency translation.

Discussion of Operations

Year ended April 30, 2022, compared to the year ended April 30, 2021

During the year ended April 30, 2022, the Company completed a public offering of 6,100,000 Common Shares for gross proceeds of $25.0 million less underwriters’ fees and issuance costs of $1.6 million, and borrowed approximately $12.7 million (US$10.2 million) from the Facility. In addition, the Company received $15.0 million and $0.5 million from the exercise of common share purchase warrants and options, respectively. The Company paid approximately $12.2 million in cash and issued 970,017 Common Shares fair valued at $4.1 million upon closing of the acquisition of the McArthur River royalty, Cigar Lake royalty and Dawn Lake royalty option. The Company issued a total of 6,175,771 Common Shares for gross proceeds of $35.2 million less agents’ fees and issuance costs of $0.9 million under the ATM Program during the year. 1,100,000 pounds of U3O8 at a weighted average cost of US$45.14 per pound U3O8 were purchased by the Company at a total cost of $62.6 million during the year ended April 30, 2022.

The Company incurred a net loss of $4.26 million in the year ended April 30, 2022, compared to a net loss of $1.38 million for the previous fiscal year.

During the year ended April 30, 2022, the Company incurred investor communications and marketing expenses of $1.38 million, which consisted of marketing fees, business development, conferences and travel expenses. Although travel restrictions remain, many countries have begun easing these restrictions, and the Company’s personnel have begun traveling for business development during the fiscal year ended April 30, 2022.

The Company recognized a share-based compensation expense of $1.27 million in connection with the share options issued by the Company to the management, directors, employees and consultants of the Company during the year ended April 30, 2022. No share options were granted by the Company in the previous fiscal year.

During the year ended April 30, 2022, the Company incurred professional fees of $0.78 million, consisting primarily of audit fees and legal fees associated with the filing of the short form base shelf prospectus and the implementation of the ATM Program, legal fees for corporate matters and increased acquisition activity, and fees for the fiscal 2021 audit and tax compliance services, compared to $0.34 million in the previous fiscal year. The increase was primarily the result of the higher level of financing and corporate activity in the current fiscal year.

During the year ended April 30, 2022, the Company incurred insurance expense of $0.49 million compared to $0.08 million incurred for the previous fiscal year. The increase in insurance expense is mainly related to the additional premium paid for the directors’ and officers’ insurance policy as a result of the NASDAQ listing in April 2021.

Transfer agent and regulatory fees of $0.46 million for the year ended April 30, 2022 mainly represent fees paid to NASDAQ and regulatory and filing fees associated with the ATM Program which commenced in September 2021.

The Company has a uranium storage account at Cameco since 2019. The Company incurred uranium storage fees of $0.21 million for the year ended April 30, 2022, which increased as compared to the last fiscal year as a result of the additional 1,100,000 pounds of U3O8 in storage in the current year.

The Company incurred interest expense of $0.7 million on the Facility during the year ended April 30, 2022. No interest expense was incurred by the Company in previous fiscal year as the margin loan was drawn down in May 2021. In addition, the Company wrote off an option to acquire a royalty on a portion of the Diabase property with a carrying value of $0.1 million. The option expired unexercised on February 7, 2022.

Uranium Royalty Corp. Management’s Discussion and Analysis For the year ended April 30, 2022

The Company recognized a gain on sale of marketable securities of $0.13 million during the year ended April 30, 2022. The Company invested in a uranium-focused stock in the open market for trading purposes and had fully liquidated its position as of the year ended April 30, 2022.

During the year ended April 30, 2022, the Company recorded an unrealized gain on revaluation of short-term investments of $16.2 million from an increase in the fair value of the ordinary shares of Yellow Cake and common shares of QRC, and a foreign currency translation gain of $0.6 million, offset by deferred income tax expense of $2.2 million in other comprehensive income. Short-term investments are measured at fair value with references to closing foreign exchange rates and the quoted share price in the market. During fiscal 2021, the Company recorded an unrealized gain on revaluation of short-term investments of $3.5 million from the increase in the fair value of the ordinary shares of Yellow Cake and a foreign currency translation loss of $1.7 million, offset by deferred income tax expense of $0.5 million in other comprehensive income.

Use of Proceeds

During the year ended April 30, 2022, the Company completed the Bought Deal Offering for net proceeds of $23.4 million and the sale of ATM Shares for net proceeds $34.4 million. Net proceeds derived from the Bought Deal Offering and ATM Shares sold under the ATM Program over the year were used for the purchase of physical uranium and the acquisition of royalties and royalty options. Accordingly, the proceeds received from the Bought Deal Offering and ATM Shares sold under the ATM Program are utilized consistent to the use of proceeds as disclosed in the short form prospectus dated May 18, 2021 in respect of the Bought Deal Offering and the prospectus supplement dated August 18, 2021 in respect of the ATM offering.

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated.

	Revenues ($ ‘000)	Net loss ($ ‘000)	Net loss per share, basic and diluted ($)	Dividends ($ ‘000)
Three months ended:
July 31, 2020	—	382	0.01	—
October 31, 2020	—	640	0.01	—
January 31, 2021	—	5	0.00	—
April 30, 2021	—	349	0.00	—
July 31, 2021	—	1,063	0.01	—
October 31, 2021	—	590	0.01	—
January 31, 2022	—	1,999	0.02	—
April 30, 2022	—	605	0.01	—

Changes in net loss from quarter to quarter are affected primarily by the recognition of deferred income tax recovery (expense) as a result of the change in fair value of the Company’s short term investments, interest expenses on the Facility, professional fees and regulatory fees incurred in connection with listing of the Company on the NASDAQ in April 2021, increased professional fees and regulatory fees in connection with the financing activities conducted in the fiscal year ended April 30, 2022, share-based compensation expense recognized for the grant of share options, and corporate activities conducted during the year.

Fourth Quarter

The Company issued a total of 2,518,916 Common Shares for gross proceeds of $13.7 million under the ATM Program in the three months ended April 30, 2022. The Company purchased 100,000 pounds of U3O8 at US$58.68 per pound U3O8 for a total cost of $7.5 million during the three months ended April 30, 2022.

The Company’s net loss was $0.61 million in the three months ended April 30, 2022, compared to $0.35 million for the same period in 2021.

Uranium Royalty Corp. Management’s Discussion and Analysis For the year ended April 30, 2022

During the three months ended April 30, 2022, the Company incurred investor communications and marketing expenses of $0.55 million compared to $0.09 million in the same period in 2021. During the period, Company invested in a variety of marketing initiatives, such as digital marketing and video production, as part of its investor awareness programs.

The Company recognized a share-based compensation expense of $0.14 million in connection with the share options issued by the Company to the management, directors, employees and consultants during the three months ended April 30, 2022. No share options were granted by the Company prior to May 31, 2021.

During the three months ended April 30, 2022, the Company incurred insurance expense of $0.12 million, compared to $0.03 million incurred for the same period in 2021. The increase in insurance expense is mainly related to the additional premium paid for the directors’ and officers’ insurance policy as a result of the NASDAQ listing in April 2021.

During the three months ended April 30, 2022, the Company incurred uranium storage fees of $0.11 million.

During the three months ended April 30, 2022, the Company incurred professional fees of $0.09 million, consisting primarily of legal fees associated with the ATM Program, fees for tax advisory services and legal fees for corporate matters, compared to $0.23 million in the same period in the previous fiscal year. The amount of professional fees quarter-over-quarter are largely dependent on the level of financing and corporate activity in the current period.

The Company incurred interest expense of $0.25 million on the Facility in the three months ended April 30, 2022. No interest expense was incurred by the Company in the same period in the previous year as the margin loan was drawn down in May 2021.

During the three months ended April 30, 2022, the Company recorded an unrealized gain on revaluation of short-term investments of $8.1 million as a result of the increase in the fair value of the ordinary shares of Yellow Cake and common shares of QRC, and a foreign currency translation gain of $0.2 million, offset by deferred income tax expense of $1.1 million in other comprehensive income. Short-term investments are measured at fair value with references to closing foreign exchange rates and the quoted share price in the market.

Liquidity and Capital Resources

	As at April 30, 2022	As at April 30, 2021
Cash	4,385	7,214
Short-term investments	51,787	30,045
Inventories	75,030	12,398
Working capital (current assets less current liabilities)	133,544	50,099
Total assets	178,173	76,183
Total current liabilities	486	507
Accounts payable and accrued liabilities	469	507
Total non-current liabilities	13,051	40
Shareholders’ equity	164,636	75,636

As at April 30, 2022, the Company had cash of $4.4 million compared to $7.2 million at April 30, 2021. The decrease in cash was primarily due to net proceeds received from the public offering of $23.4 million, net proceeds received from the sale of the ATM Shares of $34.4 million, proceeds received from the exercise of warrants and options of $15.5 million and $12.7 million in cash drawdown from the Facility, offset by a cash payment of $13.8 million for the acquisition of royalties and a royalty option, cash paid for the purchase of 1,100,000 pounds of U3O8 for a total cost of $62.6 million and equity investment in QRC for $5.5 million. The $1.9 million increase in prepaid and other receivables is mainly attributable to sales taxes receivables relating to purchases of physical uranium during the year. As at April 30, 2022, the Company had working capital (current assets less current liabilities) of $133.5 million, compared to $50.1 million as at April 30, 2021.

As at April 30, 2022, the Company holds 1,448,068 pounds at a total value of $75.0 million compared to 348,068 pounds at total value of $12.4 million at April 30, 2021.

As at April 30, 2022, the carrying amount of the Company’s investment in Yellow Cake is $44.9 million, compared to $30.0 million as at April 30, 2021. During the year, the Company subscribed 8,593,750 common shares of QRC and the carrying amount of the Company’s investment in QRC as at April 30, 2021 is $6.9 million.

Uranium Royalty Corp. Management’s Discussion and Analysis For the year ended April 30, 2022

The Company has not generated any revenue from operations and the only sources of financing to date have been the prior issuance by way of private placements of Common Shares and special warrants, the initial public offering in December 2019, cash receipts from the repayment of a promissory note in a prior year, the Facility of US$15.0 million established in 2021, proceeds received from the public offering in May 2021 and shares sold under the ATM Program. The Company’s ability to meet its obligations and finance acquisition activities depends on its ability to generate cash flow from selling its inventories, investments and/or through the issuance of securities of the Company pursuant to equity financings and short-term or long-term loans. The Company had approximately $12.9 million (US$10.0 million) including interest payable under the Facility as at April 30, 2022.

Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private or public offerings. The Company’s growth and success is dependent on external sources of financing which may not be available on acceptable terms, or at all. Additionally, the value of the Company’s investments and inventories will fluctuate based on market conditions and prices.

The Company believes that its financial resources will be adequate to cover anticipated expenditures for general and administrative costs and capital expenditures for at least twelve months following the date hereof. The Company’s current financial resources are also available to fund acquisitions of additional interests. The Company’s long-term capital requirements are primarily affected by its ongoing acquisition activities. The Company currently has, and generally at any time, may have acquisition opportunities in various stages of active review. In the event of one or more substantial royalty or other acquisitions, the Company may seek additional debt or equity financing as necessary.

Contractual Obligations

The following table summarizes the Company’s contractual obligations, including payments due for each of the next five years and thereafter:

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Government Loan Payable	$40	$—	$40	$—	$—
Margin Loan Payable	$12,908	$—	$12,908	$—	$—
Office Lease	$120	$17	$47	$56	$—
Purchase of Physical Uranium(1)	$38,162	$7,513	$30,649	$—	$—

Total	$51,230	$7,530	$43,644	$56	$—

Note:

(1)	Consists of 100,000 pounds of U3O8 purchase in May 2022 and U3O8 purchase commitments to CGN. See “Recent Developments – Physical Uranium” for further information.

Cash Flows

Operating Activities

Net cash used in operating activities during the year ended April 30, 2022 was $68.8 million compared to $13.7 million for fiscal year 2021. This was as a result of operating expenditures incurred during the year, which consist of the purchase of physical uranium inventory, general and administrative expenses, management and directors’ fees and professional fees. The increase of net cash used in operating activities is primarily due to the purchase of physical uranium, increased corporate activity, higher regulatory fees, insurance expenses, management and directors’ fees and professional fees.

Investing Activities

Net cash used in investing activities during the year ended April 30, 2022 was approximately $19.1 million compared to $4.0 million cash generated for the same period in the previous fiscal year. During the year ended April 30, 2022, the Company paid $12.2 million in connection with the acquisitions of royalty and option interests in Cigar Lake, McArthur River and Dawn Lake projects and $1.6 million for an additional 1% gross royalty interest on the Lance uranium project. In addition, the Company made an equity investment

Uranium Royalty Corp. Management’s Discussion and Analysis For the year ended April 30, 2022 in QRC for $5.5 million. In the prior year, the Company received $4.7 million from sale of marketable securities to finance royalty acquisition and for general working capital and corporate purposes.

Financing Activities

Net cash generated from financing activities during the year ended April 30, 2022 was $85.1 million compared to $5.4 million in 2021 fiscal year. On May 20, 2021, the Company completed a public offering by way of short form prospectus of 6,100,000 Common Shares for net proceeds of $23.4 million. During the year ended April 30, 2022, the Company received net proceeds of $12.4 million from the Facility. In addition, the Company received $15.0 million and $0.5 million from the exercise of warrants and options respectively, and net proceeds of $34.4 million from Common Shares sold under the ATM Program. During the same period, the Company made interest payments of $0.6 million.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

Related Party Transactions

During the year ended April 30, 2022, the Company incurred $0.009 million in general and administrative expenses related to website hosting and maintenance services, provided by a vendor that is controlled by a family member of the Company’s Chairman.

Related party transactions are based on the amounts agreed to by the parties. During the year ended April 30, 2022 and 2021, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties.

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. The remuneration of directors and key management, for the years ended April 30, 2022 and 2021, comprised of:

	For the year ended April 30,
	2022 ($ ‘000)	2021 ($ ‘000)
Management salaries	290	225
Directors’ fees	182	152
Share-based compensation	540	—

Total	1,012	377

Critical Accounting Estimates and Judgments

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates. Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgment or assessments.

Management is required to make judgements in the application of the Company’s accounting policies. The significant accounting policy judgements relevant to the current period are as follows:

●

The Company’s business is the acquisition of royalties. Each royalty has its own unique terms and judgement is required to assess the appropriate accounting treatment. The assessment of whether an acquisition meets the definition of a business or whether assets

Uranium Royalty Corp. Management’s Discussion and Analysis For the year ended April 30, 2022 are acquired is an area of judgement. In evaluating whether a transaction is a business combination management must consider if the acquired assets or entities encompass an integrated set of activities and assets that is capable of being conducted and managed for the purpose of generating income. Additionally, an optional asset concentration test may be applied. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill.

Information about significant sources of estimation uncertainty are described below.

●

The Company estimates the attributable reserve and resource relating to the mineral properties underlying the royalties that are held by the Company. Reserves and resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has royalty interests, adjusted where applicable to reflect the Company’s percentage entitlement to minerals produced from such mines. The public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the reserve or resource estimates may impact the carrying value of the Company’s royalty interests.

●

The assessment of impairment of royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators such as significant changes in future commodity prices, discount rates, foreign exchange rates, taxes, operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty interests will not likely occur or may be significantly reduced in the future. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions and (iv) market capitalization of comparable companies. Changes in any of the estimates used in determining the fair value of the royalty and other interests could impact the impairment analysis.

●

The Company continues to closely monitor the ongoing COVID-19 pandemic. The COVID-19 pandemic and related restrictions and supply chain disruptions may impact the operators of the projects underlying the Company’s interests, including by resulting in delays in planned exploration and development activities and production delays or suspensions. To date, certain operators of the projects in which the Company holds interests have announced impacts to the operations underlying the Company’s interests. Given the nature of the Company’s operations, the pandemic has, to date, had relatively little direct impact on the Company’s day-to-day operations. However, restrictions and measures instituted by various governments around the world have reduced the ability of the Company’s personnel and advisors to travel and visit projects in connection with the review of potential acquisitions

Changes in, and Initial Adoption of, Accounting Policies

The Company has determined there are no IFRS standards that are issued but not yet effective that could materially impact the Company’s financial statements for the year ended April 30, 2022.

Financial Instruments and Risk Management

At April 30, 2022, the Company’s financial assets include cash, restricted cash and short-term investments. The Company’s financial liabilities include accounts payable and accrued liabilities, government loan payable, margin loan payable and lease liability. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company’s cash, restricted cash, accounts payable and accrued liabilities and government loan payable approximate fair value due to their short terms to settlement. The Company’s margin loan payable and lease liability are measured at amortized cost and classified

Uranium Royalty Corp. Management’s Discussion and Analysis For the year ended April 30, 2022 as level 2 within the fair value hierarchy. The fair value of the margin loan payable and lease liability approximate their carrying values as their interest rates are comparable to current market rates. The fair value of short-term investments is determined by obtaining the quoted market price of the short-term investment and multiplying it by foreign exchange rate, if applicable, and the quantity of shares held by the Company.

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are credit risk, liquidity risk, commodity price risk, interest rate risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company’s bank balances. The Company mitigates credit risk associated with its bank balance by holding cash and restricted cash with large, reputable financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company believes that, taking into account its current cash reserves, it has sufficient working capital for its present obligations for at least the next twelve months commencing from April 30, 2022. The Company’s working capital (current assets minus current liabilities) as at April 30, 2022 was $133.5 million. The Company’s accounts payable and accrued liabilities and current portion of lease liability are expected to be realized or settled, respectively, within a one-year period.

Commodity price risk

The Company’s future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

Interest rate risk

The Company’s exposure to interest rate risk arises from the impact of interest rates on its cash and margin loan payable, which bear interest at fixed or variable rates. The interest rate risks on the Company’s cash balances are minimal. The Company’s margin loan payable bears a floating interest rate and an increase (decrease) of 10 basis point in 3-month USD LIBOR would not have a significant impact on the net loss for the year ended April 30, 2022. The Company’s lease liability is determined using the interest rate implicit in the lease and an increase (decrease) of 10 basis point would not have a significant impact on the net loss for the year ended April 30, 2022.

Currency risk

Financial instruments that impact the Company’s net loss or other comprehensive income due to currency fluctuations include short-term investments denominated in UK pounds sterling and cash and restricted cash denominated in U.S. dollars. The impact of a Canadian dollar change against UK pounds sterling on short-term investments by 10% at April 30, 2022 would have an impact, net of tax, of approximately $3.9 million on other comprehensive income. The impact of a Canadian dollar change against U.S. dollars on cash by 10% would have an impact of approximately $0.2 million on net loss for the year ended April 30, 2022. The impact of a Canadian dollar change against the U.S. dollars on the margin loan payable by 10% would have an impact of approximately $1.1 million on net loss for the year ended April 30, 2022.

Other price risk

Uranium Royalty Corp. Management’s Discussion and Analysis For the year ended April 30, 2022

The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company’s short-term investments held as at April 30, 2022, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $4.5 million on other comprehensive income.

Disclosure Controls and Internal Controls Over Financial Reporting

Disclosure Controls and Procedures

As at April 30, 2022, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Company’s principal executive officer and principal financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). Based on that evaluation, the Company’s principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the U.S. Securities Exchange Commission’s rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

It should be noted that while the Company’s principal executive officer and principal financial officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met.

Internal Control over Financial Reporting

The Company’s management, including the Company’s principal executive officer and principal financial officer, is responsible for establishing and maintaining adequate internal control over the Company’s internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of their inherent limitations, internal controls over financial reporting can provide only reasonable assurance and may not prevent or detect all misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management (with the participation of the principal executive officer and principal financial officer) conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of April 30, 2022. This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on its assessment, management has concluded that the Company’s internal control over financial reporting was effective as at April 30, 2022.

Attestation Report of the Registered Public Accounting Firm

This MD&A does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. In addition, in accordance with the United States Jumpstart Our Business Startup Act (the “JOBS Act”), the Company qualifies as an “emerging growth company” (an “EGC”), which entitles the Company to take advantage of certain exemptions from various reporting requirements. Specifically, the JOBS Act defers the requirement to have the Company’s independent auditor assess the Company’s internal controls over financial reporting under Section 404(b) of the

Uranium Royalty Corp. Management’s Discussion and Analysis For the year ended April 30, 2022

Sarbanes-Oxley Act. As such, the Company is exempted from the requirement to include an auditor attestation report in this annual report for so long as the Company remains an EGC.

Changes in Internal Control over Financial Reporting

During the year ended April 30, 2022, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Outstanding Share Data

As at the date hereof, the Company has 96,608,562 Common Shares outstanding. In addition, common share purchase warrants and options of the Company outstanding as of the date hereof are summarized below.

Common Share Purchase Warrants

The outstanding common share purchase warrants as at the date of this MD&A are as follows:

	Exercise Price	Number Outstanding
Expiry Date	($)
December 6, 2024(1)	1.40	95,588
December 6, 2024(2)	2.00	17,489,254

		17,584,842

Notes:

(1)	Unlisted warrants.
(2)	Listed Warrants.

Share Options

The outstanding share options as at the date of this MD&A are as follows:

	Exercise Price	Number Outstanding
Expiry Date	($)
May 31, 2023	3.49	37,500
May 13, 2024	3.31	100,000
May 31, 2026	3.49	622,500
May 31, 2026	4.10	50,000
September 15, 2026	5.46	40,000
January 13, 2027	4.93	5,000
May 13, 2027	3.31	343,750
June 20, 2027	3.26	25,000
July 7, 2027	2.88	25,000

		1,248,750

Each option entitles the holder thereof to purchase one Common Share.

Risk Factors

A comprehensive discussion of risk factors is included in the AIF and other filings with the Canadian Regulatory Authorities available on SEDAR at www.sedar.com

Additional Information

Additional information concerning the Company, including the Company’s AIF, is available under the Company’s profile at www.sedar.com and EDGAR at www.sec.gov.